# FORM 6-K

## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **February - 2007**
Commission File Number

## INTERNATIONAL ROYALTY CORPORATION
(Translation of registrant's name into English)

## 10 Inverness Drive East, Suite 104
## Englewood, CO 80112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F _____          Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

**Note:**  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

**Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _____          No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82

_____

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**INTERNATIONAL ROYALTY CORPORATION**

Date: February 22, 2007

By: /s/ Douglas B. Silver

Douglas B. Silver
Chief Executive Officer

## EXHIBIT INDEX

**99.1**  Press Release dated February 22, 2007.



## INTERNATIONAL ROYALTY
## DECLARES FIRST DIVIDEND

DENVER, COLORADO – February 22, 2007 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company"or "IRC") is pleased to report that its Board of Directors declared a dividend on February 22, 2007 of US$0.015 per share.  The dividend is payable to shareholders of record on March 9, 2007 and will be paid on or about March 26, 2007.

IRC's Board adopted a policy of paying semi-annual dividends at this rate for a total annual dividend payment of US$2 million or US$0.03 per share per year. This is in accordance with the dividend policy stated in the  August 15, 2006 press release that IRC would pay a dividend upon reporting US$15 million in annual revenues. Annual revenues for the Company were US$20.3 million for 2006. This is the first dividend in the history of the Company, paid on revenue from IRC's first complete year as a publicly traded company.

**International Royalty Corporation**
International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY ).

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

For further information please contact:
Jack Perkins, Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.
Tina Cameron : tcameron@renmarkfinancial.com
Tel.: (514) 939-3989
www.renmarkfinancial.com